

January 9, 2014

Via E-Mail
Mr. Jonathan E. Baliff
Chief Financial Officer
Bristow Group, Inc.
2103 City West Boulevard
4th Floor
Houston, Texas 77042

> **Re:** **Bristow Group, Inc.**
> **Form 10-K for the year ended March 31, 2013**
> **Filed May 23, 2013**
> **File No. 001-31617**

Dear Mr. Baliff:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 1. Business
Overview, page 3

1. Reference is made to the table presenting the percentage of LACE leased as of March 31, 2013. Please tell us and revise your disclosure such as in a footnote to describe in clearer detail how the percentages, including the total, were calculated as it is not apparent from your current disclosure.

Note 1-Operations, Basis of Presentation, and Summary of Significant Accounting Policies

Impairment of Long-Lived Assets, page 75

2. We note from your disclosures in the penultimate paragraph on page 75 that during fiscal 2013, you reclassified four large aircraft previously classified as held for sale to aircraft

and equipment as they were returned to operational status, and as a result, you reversed previously recorded impairment charges of $8.7 million which have been included in gain(loss) on disposal of assets on the consolidated statements of income.  In this regard, please explain to us why you believe the reversal of previously recognized impairment charges of $8.7 million was appropriate upon reclassifying the four large aircraft previously held for sale to aircraft and equipment.  As part of your response, please tell us how your accounting treatment complies with the guidance prescribed in ASC 360-10-35-44 which requires that such assets be measured at the lower of (a) its carrying amount before the asset (disposal group) was classified as held for sale, adjusted for any depreciation (amortization) expense that would have been recognized had the asset (disposal group) been continuously classified as held and used; or (b) its fair value at the date of the subsequent decision not to sell.  Please provide us with your calculation for determining the amount(s) recorded within your financial statements upon returning the four aircraft to operational status in accordance with the guidance noted above.  We may have further comment upon receipt of your response.

Revenue Recognition, page 76

3. Please expand to discuss revenue recognition from your training business unit, Bristow Academy, as this source differs from those described in the note to the financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Effie Simpson at (202) 551-3346, or in her absence, Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters.  Please contact the undersigned, at (202) 551-3750 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief